Contact

www.linkedin.com/in/rj-hines-761b8422 (LinkedIn)

Top Skills

Leadership
Solution Selling
Sales Process

RJ Hines

CXO, executive advisor, mentor and board member.
Parker, Colorado, United States

Summary

Experienced Executive leader in Sales, Marketing, Client Services , Operations and B2B technology solutions.

A thoughtful,empowering leader by example who recruits, develops, motivates and retains accountable peak performing teams through a focus on positive , and supportive culture that encourages risk taking, innovation and continuous learning .
Strategic, innovative and process focused . Outstanding ability to develop new solutions, products and markets. Boost organizational efficiency , productivity and profitability through keen business and financial acumen.
Valued by top executives for accountability,transparency,integrity and authenticity.

Experience

Pro Cloud SaaS

CXO/Executive Board Member/Advisor
September 2020 - Present (2 years 6 months)
Denver, Colorado, United States

Providing Operational , Sales and Marketing expertise for ProCloudSaaS a global cloud migration expert.

We specialize in helping our customers make the right choices as they continue their journey to the security and simplicity of the cloud. Pro Cloud SaaS is a trusted partner that offers expertise across the latest True SaaS Platforms for seamless deployment and ongoing management.

Our team works with the most recognised SaaS providers and SaaS consumers on the planet. Pro Cloud SaaS's Engineers are fully certified by our partners. Our agile Pro Services team can advise, design and assist to ensure your migration goals are successful.

Strategically located in Australia, Chile, India, the United Kingdom and the United States to provide you with follow-the-sun support for your SaaS platforms.

T Enterprises Vision Graphics/A2Z Printing
Chief Marketing Officer
February 2019 - September 2020 (1 year 8 months)
Denver, Colorado, United States

Vision Graphics Inc.
Vice President of Sales & Marketing
February 2019 - May 2020 (1 year 4 months)
Denver

Leading teams of Sales ,Client Services, Marketing and Business Intelligence experts. Vision is Strategically placed as a leader in the Tactile Marketing, Marketing Automation space combining data driven solutions, online marketing portals, state of the art print production, warehouse and fulfillment enabling our customers to refine and streamline their communications throughout the world.

Digital and Published Solutions, Red Book Solutions, a Hot Schedules Company
Senior Director , Client Support, Sales and Services.
May 2014 - March 2019 (4 years 11 months)
Denver Colorado

Supporting and Leading teams of Client Success, Account Management , Subject Matter Experts, Customer Care and Consultative Sales Executives to provide the best overall client experience in the Restaurant , Hospitality and Retail Space.

HotSchedules is a global mobile solutions company providing innovative technology for the restaurant, retail and hospitality industries. The company delivers a comprehensive suite of cloud-based software designed to automate operational challenges such as recruiting, training, scheduling, business intelligence, shift communication, labor and inventory management. Its world-class products HotSchedules is proud to serve more than 2 million users in over 110,000 locations across 26 countries. For more information visit: http://www.hotschedules.com.

Canon Solutions America
Managing Director/General Manager
November 2012 - May 2014 (1 year 7 months)

Oregon/Washington/Northern California. BPC

Total P&L and day to day operational responsibilities for 5 branch operations in a 3 state region with a total staff reaching nearly 100 employees. Focused on cultural , client focused and process changes as well as integration . Organizing a strategic approach to grow the business and achieve business results. Vertical market and up market focus in major markets.

Ricoh USA
Managing Director
April 2010 - January 2013 (2 years 10 months)
Minnepolis MN

Led a team of 10 managers with over 100 sales representatives including 4 branch operations in a top 15 US market. Led multiple phases of sales and operations restructuring and reorganization in 2011. Re-energized sales performance,rebuilt morale and excellent client service support through diligent P&L, process and strategic management.

Gradient Analytics
Chief Operating Officer
June 2004 - March 2010 (5 years 10 months)
Phoenix AZ

Succeeded in executing global expansion growth objectives including opening of London UK office and market penetration into western Europe. Led the design market launch and implementation of 6 product/services deliverables to support both domestic and international market expansion. Complete P&L responsibilities throughout tenure. Reorganized Sales, Client Services and analyst and financial engineering teams to maximize productivity. Served as Strategic Client Sales leader in developing premier accounts.

IKON Office Solutions
Vice President/Director
September 1991 - June 2004 (12 years 10 months)
various

Responsible for a business plan exceeding 250 million dollars annually encompassing 8 states and 5 major markets in the western US.
Provided strategic insight,process improvement and strategic account support to market place leaders 7 marketplace VPs and over 50 sales managers.

Education